13 March 2006

35 West Terrace Drive
Houston, TX 77007

Mr. Jiri Nor - President
Mr. Anthony Durkacz - Vice President, Finance
Astris Energi, Inc.
2175-6 Dunwin Drive
Mississauga, Ontario, Canada

Dear Jiri and Anthony:

It is with regret that I must tender my resignation (effective 24 March 2006) from the Board of Directors of Astris. As we have discussed over the past several months, my personal and work commitments are reaching a level where I feel that I will be unable to properly serve as an Astris Director.

I have enjoyed the experience of working with other Astris Directors and team members, take satisfaction in the progress made organizationally and technically and would be pleased to assist Astris in a non Director role in the future.

Regards,

/s/ H. David Ramm

H. David Ramm